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EXHIBIT 12.1

STEEL DYNAMICS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	2005	2006	2007	2008	2009
Interest expense, including amortization of debt issuance costs	$39,547	$37,492	$60,526	$144,574	$141,360
Capitalized interest	730	1,686	13,717	17,822	20,919

Fixed charges (a)	40,277	39,178	74,243	162,396	162,279
Income (loss) before taxes and before adjustment for noncontrolling interests	360,626	631,555	629,829	734,941	(18,237)
Amortization of capitalized interest	4,073	4,814	5,069	4,670	4,259
Less capitalized interest	(730)	(1,686)	(13,717)	(17,822)	(20,919)

Adjusted earnings (b)	404,246	673,861	695,424	884,185	127,382

Ratio (b) / (a)	10.04x	17.20x	9.37x	5.44x	..78x

        For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.

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  EXHIBIT 12.1
STEEL DYNAMICS, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (DOLLARS IN THOUSANDS)